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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Dated: August 2, 2007

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
                                                 ----

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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   August 2, 2003                     By: /s/ Karen L. Dunfee
                                               ---------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary


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                                                         EXTERNAL NEWS RELEASE
                                                                      07-24-TC

FOR IMMEDIATE RELEASE:     August 2, 2007


                  TECK COMINCO ANNOUNCES CANADIAN COMPETITION
                     APPROVAL FOR AUR RESOURCES TRANSACTION


Vancouver,  August 2, 2007 -- Teck Cominco Limited (TSX - TCK.A;  TCK.B; NYSE -
TCK) announced today that it has received an advance ruling certificate from the Canadian Competition Bureau, representing Canadian anti-trust clearance for Teck Cominco's proposed acquisition of Aur Resources Inc. The transaction does not require approval under the United States HART-SCOTT-RODINO ACT. The only outstanding material regulatory approval in connection with the transaction is approval from the European Commission competition authority. The provisional deadline for European Commission approval is August 21, 2007, prior to the expiry of Teck Cominco's offer for Aur Resources.

IMPORTANT NOTICE

This press release may be deemed to be solicitation material in respect of Teck Cominco's exchange offer for the shares of Aur Resources Inc. Teck Cominco has filed a Registration Statement on Form F-8 (containing an offer to purchase and a share exchange takeover bid circular) with the United States Securities and Exchange Commission ("SEC"). Teck Cominco, if required, will file other documents regarding the tender offer with the SEC.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TAKEOVER BID CIRCULAR, REGISTRATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR AUR RESOURCES SHARES. These documents will be available without charge on the SEC's web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330.


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Free copies of these  documents  can also be obtained by directing a request to
Teck Cominco, 600-200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L9, Attention: Corporate Secretary, by telephone to (604) 687-1117, or by e-mail to: info@teckcominco.com.


                                     - 30 -


For further information, please contact:

Greg Waller
Vice President, Investor Relations & Strategic Analysis
(604) 685-3005
greg.waller@teckcominco.com